Delisting Determination,The Nasdaq Stock Market, LLC,
November 27, 2013, TranSwitch Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of TranSwitch Corporation
(the Company), effective at the opening of the trading session on December 9, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1).
The Company was notified of the Staffs
determination on June 6, 2013. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated August 9, 2013, granting the Company continued listing pursuant to an exception through December 3, 2013, by which date the Company was required to regain compliance with Listing Rules
5550(a)(2) and 5550(b)(1).
However, the Company did not regain compliance by that date. On August 21, 2013, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on August 22, 2013.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on October 7, 2013.